Filed by Herc Holdings Inc. (Commission File No. 001-33139)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under

the Securities Exchange Act of 1934 as amended.

Subject Company: H&E Equipment Services, Inc.

Commission File No.: 000-51759

The following communications are being filed in connection with the proposed acquisition of H&E Equipment Services, Inc. by Herc Holdings Inc.

H&E Team,

This week, we reached some important milestones on our path to bringing our two companies together, including the expiration of the HSR waiting period and the Securities and Exchange Commission (SEC) declaring our registration statement effective. These milestones were highlighted in an all-employee email communication from Larry Silber, Herc Rentals President and CEO, sent earlier this week.

We are on track to close the acquisition by early June. In the meantime, the Integration team continues to advance plans for a smooth and successful integration. Please review the information below as we prepare for X-date (close) and integration activities to follow.

Coming Soon: Herc Rentals Okta Enrollment Begins Next Week

As previously shared in The Inside Track, on X-date (close date), we’ll begin supporting new team members with payroll setup, benefits enrollment and access to Herc Rentals’ HR systems.

To prepare for a smooth transition, H&E team members will receive login credentials and set up instructions for Okta starting next week.

What is Okta?

Okta is the platform Herc Rentals uses to securely manage access to employee applications and systems, including those you will need to access on or shortly after X-date. To ensure new team members are set up to access the systems needed post-close, we encourage H&E employees to complete Okta enrollment by May 30. Okta enrollment must be completed at an H&E location.

Here are the important details:

1.

You will receive your login credentials the week of May 19. Your manager or functional leader will provide you with your username, temporary password and Herc Rentals email address. Managers will receive a detailed communication on Monday, May 19 with information on sharing login credentials with their team members.

2.

Complete Okta enrollment at an H&E location by May 30. Okta setup must be completed on-site at an H&E branch or headquarters. As part of the enrollment process, you will need to download the Okta Verify app to the mobile device you currently use for work purposes at H&E. Depending on your role, this may be a company-provided phone or a personal phone. Detailed step-by-step instructions for completing the enrollment process will be communicated on Monday, May 19.

3.

After you complete Okta enrollment, keep your login credentials in a safe place until X-date. You will use these credentials to access Herc Rentals’ HR systems starting on X-date, which we expect to occur in early June.

Arriving in Branches Soon: Rental Solutions Guides

Branches will soon begin receiving sales materials and merchandise to support integration activities. One of the most essential resources you’ll receive is the Rental Solutions Guide — a comprehensive catalog that highlights the full range of equipment and services offered by Herc Rentals.

Available in both print and digital formats, our Rental Solutions Guide is a valuable sales tool, not only for sales team members, but for all customer-facing employees.

Shipments of Rental Solutions Guides and supporting QR code stickers that customers may use to access the guide digitally will start to arrive over the next few weeks, along with other materials.

Below are important guidelines before X-date (close).

•	Do not distribute printed Rental Solutions Guides or stickers to customers before X-date.

•	Do not share digital Rental Solutions Guides with customers before X-date.

•	Store all Rental Solutions Guides in a secure location until X-date, and please ensure your team is aware of these guidelines.

Reminder

As previously shared, the survey linked below is designed as a short “check in” as we prepare for integration. The survey should only take a few minutes, and all responses are anonymous.

Integration Pulse Survey

Your Questions, Answered

We continue to collaborate with the appropriate teams and partners to address your questions as we prepare for integration. While some information will not be available to share until after close date, we’ve been able to address the majority of your questions in The Inside Track. For questions that remain open, we are actively gathering the necessary information and will share updates as they become available.

Below are a few questions we received related to the milestones we announced this week. Please continue to submit questions to ***@hercrentals.com.

•	What is the HSR Act and why does it matter?

The Hart-Scott-Rodino (HSR) Antitrust Improvements Act (the HSR Act) requires large mergers and acquisitions to be reviewed by the Federal Trade Commission (FTC) to ensure the combination is not likely to substantially lessen competition. This week, the HSR waiting period during which the FTC completes its review expired, which allows for the transaction to proceed.

•	Does completion of the announced regulatory steps mean the deal has closed?

No. While completion of regulatory reviews are significant milestones, the deal won’t close until all remaining conditions are satisfied. We expect to close by early June 2025.

•	Do these announcements change anything for employees or customers at this time?

No. Until the transaction officially closes, it’s business as usual. Please stay focused on day-to-day responsibilities and providing customers with the service and solutions they have come to expect from our strong companies.

This message was sent to all H&E team members on behalf of Herc Rentals.

Cautionary Note Regarding Forward Looking Statements

This communication includes “forward-looking statements,” within the meaning of Section 21E of the Securities Exchange Act, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements related to the Company, H&E and the proposed acquisition of H&E by the Company that involve substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of each of the Company and H&E, expected valuation and re-rating opportunities for the combined company, and the anticipated timing of closing of the proposed transaction. Forward-looking statements are generally identified by the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “looks,” and future or conditional verbs, such as “will,” “should,” “could” or “may,” as well as variations of such words or similar expressions. All forward-looking statements are based upon our current expectations and various assumptions and apply only as of the date of this communication. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that our expectations, beliefs and projections will be achieved or that the completion and anticipated benefits of the proposed transaction can be guaranteed, and actual results may differ materially from those projected. You should not place undue reliance on forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from those suggested by our forward-looking statements, including, but not limited to, (i) the possibility that the sufficient number of H&E’s shares are not validly tendered into the tender offer to meet the minimum condition; (ii) the Company’s ability to implement its plans, forecasts and other expectations with respect to H&E’s business after the completion of the proposed transaction and realized expected synergies; (iii) the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; (iv) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (v) problems may arise in successfully integrating the businesses of the Company and H&E, including, without limitation, problems associated with the potential loss of any key employees, customers, suppliers and other counterparties of H&E; (vi) the proposed transaction may involve unexpected costs, including, without limitation, the exposure to any unrecorded liabilities or unidentified issues during the due diligence investigation of H&E or that are not covered by insurance, as well as potential unfavorable accounting treatment and unexpected increases in taxes; (vii) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction, any adverse effects on our ability to maintain relationships with customers, employees and suppliers; (viii) the occurrence of any event, change to other circumstances that could give rise to the termination of the merger agreement, the failure of the closing conditions included in the merger agreement to be satisfied, or any other failure to consummate the proposed transaction; (ix) any negative effects of the announcement of the proposed transaction of the financing thereof on the market price of the Company common stock or other securities; (x) the industry may be subject to future risks including those set forth in the “Risk Factors” section in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and in the other filings with the SEC by each of the Company and H&E; and (xi) Herc may not achieve its valuation or re-rating opportunities. The foregoing list of factors is not exhaustive. Investors should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company and H&E, including those described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and in the other filings with the SEC by each of the Company and H&E. All forward-looking statements are expressly qualified in their entirety by such cautionary statements. We undertake no obligation to update or revise forward-looking statements that have been made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

The Company commenced the exchange offer on March 19, 2025. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the Company and its acquisition subsidiary, HR Merger Sub Inc. (“Merger Sub”), has filed or will file with the U.S. Securities and Exchange Commission (the “SEC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation and offer to buy H&E shares will only be made pursuant to the Offer to Exchange and related exchange offer materials that the Company has filed with the SEC. At the time the exchange offer was commenced, the Company and Merger Sub filed a tender offer statement on Schedule TO (as subsequently amended), the Company filed a registration statement on Form S-4 (as subsequently amended), and H&E filed a Solicitation/Recommendation Statement on Schedule 14D-9 (as subsequently amended) with the SEC with respect to the exchange offer. H&E’S SHAREHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER MATERIALS), THE REGISTRATION STATEMENT ON FORM S-4, AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF H&E SHARES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER.

The Offer to Exchange, the related Letter of Transmittal, certain other exchange offer documents, as well as the registration statement on Form S-4 and the Solicitation/Recommendation Statement on Schedule 14D-9, have been or will be made available to H&E shareholders at no expense to them and are also made available for free at the SEC’s web site at http://www.sec.gov. Additional copies may be obtained for free by contacting either the Company or H&E. Copies of the documents filed with the SEC by H&E will be available free of charge on H&E’s website at https://investor.he-equipment.com/. Copies of the documents filed with the SEC by the Company will also be available free of charge on the Company’s website at https://ir.hercrentals.com/.

In addition to the tender offer materials, the Company and H&E file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public at the SEC’s web site (http://www.sec.gov).